UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Schmitt Industries, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

806870200

(CUSIP Number)

Michael r. zapata

sententia capital management, llc

745 Fifth Avenue, 14th Floor

New York, New York 10151

(212) 851-3488

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 18, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806870200

1	NAME OF REPORTING PERSON

SENTENTIA GROUP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		350,779
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

350,779
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 806870200

1	NAME OF REPORTING PERSON

SENTENTIA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		350,779
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

350,779
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 806870200

1	NAME OF REPORTING PERSON

MICHAEL R. ZAPATA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		350,779
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

350,779
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 806870200

1	NAME OF REPORTING PERSON

ANDREW P. HINES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 806870200

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the election of Mr. Hines to the Board at the Issuer’s 2018 annual meeting of shareholders held on October 12, 2018 (the “2018 Annual Meeting”) as described in Item 4 below, Mr. Hines is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 3. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by Sententia Group were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 350,779 Shares owned directly by Sententia Group is approximately $830,841, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

According to the final voting results from the 2018 Annual Meeting, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2018, both of Sententia Group’s director nominees, Andrew P. Hines and Michael R. Zapata, were elected to the Board at the 2018 Annual Meeting.

On October 19, 2018, Sententia issued a press release regarding the election of Messrs. Hines and Zapata to the Board.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 3,994,545 Shares outstanding as of September 30, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 15, 2018.

A.	Sententia Group
(a)	As of the close of business on October 22, 2018, Sententia Group beneficially owned 350,779 Shares.

6

CUSIP No. 806870200

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 350,779
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,779
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Sententia Group during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Sententia Capital
(a)	Sententia Capital, as the general partner of Sententia Group, may be deemed the beneficial owner of the 350,779 Shares owned by Sententia Group.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 350,779
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,779
4. Shared power to dispose or direct the disposition: 0

(c)	Sententia Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Sententia Group during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Zapata
(a)	Mr. Zapata, as the Managing Member of Sententia Capital, may be deemed the beneficial owner of the 350,779 Shares owned by Sententia Group.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 350,779
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,779
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Zapata has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Sententia Group during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Hines
(a)	As of the close of business on October 22, 2018, Mr. Hines did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

7

CUSIP No. 806870200

(c)	Mr. Hines has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 22, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated October 22, 2018.

8

CUSIP No. 806870200

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2018

SENTENTIA GROUP, LP

By:	Sententia Capital Management, LLC, its general partner

By:	/s/ Michael R. Zapata
	Name:	Michael R. Zapata
	Title:	Managing Member

SENTENTIA CAPITAL MANAGEMENT, LLC

By:	/s/ Michael R. Zapata
	Name:	Michael R. Zapata
	Title:	Managing Member

/s/ Michael R. Zapata
Michael R. Zapata Individually and as attorney-in-fact for Andrew P. Hines

9

CUSIP No. 806870200

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

SENTENTIA GROUP, LP

Purchase of Common Stock	11,000	2.7600	08/23/2018
Purchase of Common Stock	4,037	2.7900	08/24/2018
Purchase of Common Stock	2,390	2.8000	10/10/2018
Purchase of Common Stock	2,530	2.7900	10/12/2018
Purchase of Common Stock	16,000	2.7400	10/15/2018
Purchase of Common Stock	5,922	2.6500	10/16/2018